Exhibit 99.1

CELLECTIS - GENERAL ASSEMBLY - 11/04/2020

VOTE RESULTS

Ordinary Resolutions

			For		Against		Vote withhold			Shares represented by the votes	Percentage of the share capital represented by the votes	Out of vote voting	Null voting
Nb	Resolution	Result	Votes	%	Votes	%	Votes	%	Total votes	cast	cast	rights	rights	Quorum
1	Appointment of a new board member
	1	Carried	35 577 640	94,89%	1 914 142	5,11%	4 714	—	37 491 782	32 546 332	76,599%	0	0	76,599%

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CELLECTIS - GENERAL ASSEMBLY - 11/04/2020

VOTE RESULTS

Extraordinary Resolutions

			For		Against		Vote withhold			Shares represented by the votes	Percentage of the share capital represented by the votes	Out of vote voting	Null voting
Nb	Resolution	Result	Votes	%	Votes	%	Votes	%	Total votes	cast	cast	rights	rights	Quorum
2	Amendment of the age limit applicable to directors, the chairman of the board of directors, the chief executive officer and to the deputy chief executive officers –
	subsequent amendment of the articles of association
	2	Carried	37 116 409	99,01%	371 751	0,99%	8 336	—	37 488 160	32 546 332	76,599%	0	0	76,599%

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